UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SMITHFIELD FOODS, INC.
(Name of Issuer)

Common Stock, Par Value $0.50 per share
(Title of Class of Securities)

832248 10 8
(CUSIP Number)

Michael Mayberry Associate General Counsel Continental Grain Company 277 Park Avenue New York, NY 10172 Tel. No.: (212) 207-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

Cusip No. 832248 10 8	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Continental Grain Company (f/k/a ContiGroup Companies, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,801,352 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,801,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,801,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.72%
14	TYPE OF REPORTING PERSON CO

Cusip No. 832248 10 8	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Arlon Opportunities Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 278,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 278,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON PN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 272,682.1943 SHARED VOTING POWER 12,801,352 SOLE DISPOSITIVE POWER 272,682.1943 SHARED DISPOSITIVE POWER 12,801,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,074,034.1943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.88%
14	TYPE OF REPORTING PERSON IN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 5 of 10 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008, Amendment No. 3 thereto filed on March 4, 2008, Amendment No. 4 thereto filed on October 30, 2008 and Amendment No. 5 thereto filed on September 18, 2009 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).
Item 1.    Security and Issuer.
No material change.
Item 2.    Identity and Background.
This Item 2 is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i)  Continental Grain Company, a Delaware Corporation (“CGC”);
(ii) Arlon Opportunities Master LP, a Delaware limited partnership (“AOM”)
(iii) Paul J. Fribourg, a natural person and citizen of the United States (“Mr. Fribourg” or “PJF”)

The principal business of CGC is agribusiness and to make investments.  The principal business of AOM is to make investments.  CGC is the managing member of Arlon Opportunities Investors GP LLC, the general partner of AOM and directly and through one of its subsidiaries holds a majority interest in AOM.  Mr. Fribourg is the Chairman, Chief Executive Officer and President of CGC.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 277 Park Avenue, New York, NY 10172.  Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Teresa E. McCaslin	Executive Vice President
David A. Tanner	Executive Vice President
Michael J. Zimmerman	Executive Vice President and Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Finagrain S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
Henry Kissinger	Director
James Wolfensohn	Director
Alan Fishman	Director

Cusip No. 832248 10 8	SCHEDULE 13D	Page 6 of 10 Pages

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Arlon Opportunities Investors LP (“AOI”) is no longer a Reporting Person.”

Item 3.    Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

“AOM acquired the shares of Common Stock previously held by AOI, its affiliate, on November 1, 2009.

The Reporting Persons made all purchases of shares of Common Stock made in the last 60 days with cash on hand.”

Item 4.    Purpose of Transaction.
This Item 4 is hereby amended to add the following at the end of such section:
“Representatives of Continental Grain Company engaged and may continue to engage in discussions with the Company on a range of matters  regarding the ongoing operations and management of the Company, which matters included  the Company’s hedging policies,  sale of  non-core assets, and certain corporate governance matters.”

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 165,835,632 shares of Common Stock outstanding as of March 5, 2010.

AOM owns 278,100 shares of Common Stock (less than 0.17% of the total shares of Common Stock outstanding). AOM has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 278,100 shares of Common Stock.

CGC beneficially owns 12,801,352 shares of Common Stock (approximately 7.72% of the total number of shares of Common Stock outstanding). CGC has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 12,801,352 shares of Common Stock. The 12,801,352 shares of Common Stock includes the 278,100 shares directly owned by AOM. CGC may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by AOM by virtue of being the managing member of the general partner of AOM and directly and through one of its subsidiaries which holds an interest in AOM.

Mr. Fribourg directly owns 272,682.1943 shares of Common Stock (approximately 0.16% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 272,682.1943 shares of Common Stock. Of these shares of Common Stock, 12,372.1943 are phantom shares of the Issuer. The phantom stock is payable in shares of Common Stock upon termination of service as a director of the Issuer either in a lump sum or in annual installments of at least two years and not more than ten years as per

Cusip No. 832248 10 8	SCHEDULE 13D	Page 7 of 10 Pages

the director’s deferral election. Notwithstanding the foregoing, after termination of service, the phantom stock may, at the election of the director, be converted into one or more “deemed investments” approved by the Issuer’s Nominating and Governance Committee. Upon his termination of service as a director of the Issuer, Mr. Fribourg has the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOM by virtue of being the Chairman, Chief Executive Officer and President of CGC. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by CGC.

                       Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and AOM except to the extent of his pecuniary interest.

The following table sets forth all transactions with respect to the shares of Common Stock effected by any of the Reporting Persons within the last 60 days.  All such transactions were effected in the open market.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased/Sold	Purchase Price per Share
AOM	04/21/10	23,000- Buy	$20.2101
AOM	04/27/10	15,000- Buy	$18.8094
AOM	05/06/10	43,000- Buy	$17.3709
AOM	05/10/10	15,000- Sell	$18.2163
AOM	05/12/10	10,000- Sell	$18.7590
Mr. Fribourg	04/22/10	10,400- Buy	$19.2493
Mr. Fribourg	04/22/10	10,250- Buy	$19.5199
Mr. Fribourg	05/05/10	10,800- Buy	$18.4711
Mr. Fribourg	05/07/10	5,900- Buy	$17.0000

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

Cusip No. 832248 10 8	SCHEDULE 13D	Page 8 of 10 Pages

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, dated as of June 15, 2010, by and between the Reporting Persons (replaces previously filed exhibit).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2010.

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES MASTER LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

Cusip No. 832248 10 8	SCHEDULE 13D	Page 10 of 10 Pages

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 15, 2010
CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES MASTER LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg